

April 21, 2025

Evgeniy Ler
Chief Financial Officer
Freedom Holding Corp.
"Esentai Tower" BC, Floor 7
77/7 Al Farabi Ave
Almaty, Kazakhstan 050040

> **Re: Freedom Holding Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2024**
> **File No. 001-33034**

Dear Evgeniy Ler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets